Exhibit 21.1

List of Subsidiaries	Jurisdiction of Incorporation
1. Commonwealth Alternative Care, Inc.	Massachusetts
2. Standard Farms LLC	Pennsylvania
3. Standard Farms Ohio, LLC	Ohio
4. Jupiter Research, LLC	Arizona
5. Baker Technologies Inc.	Delaware
6. Sea Hunter Therapeutics, LLC	Delaware
7. JJ Blocker Co.	Delaware
8. Jimmy Jang L.P.	Delaware
9. SFNY Holdings, Inc.	Delaware
11. White Haven RE, LLC	Pennsylvania
12. Jimmy Jang Holdings Inc.	British Columbia
13. SH Therapeutics, LLC	Florida
14. SF Ohio, Inc.	Ohio
15.. SH Realty Holdings, LLC	Delaware
16. SH Realty Holdings-Ohio, LLC	Ohio
17. Sante Veritas Holdings Inc.	British Columbia
18. Sante Veritas Therapeutics Inc.	British Columbia